AK

Vf 4-3-02

02019490

[UNITED S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 53006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Veritrust Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 Capital Highway South, Ste 130
(No. and Street)

Austin, TX 78704
(City) (State) (Zip Code)

RECD S.E.C.
MAR 29 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar Brown 512-448-0647
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse + Anderson LLP
(Name — *if individual, state last, first, middle name*)

Austin, TX
(Address) (City) (State) (Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VX 4-4-02

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________________, as of

______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITRUST FINANCIAL, L.L.C.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

VERITRUST FINANCIAL, L.L.C.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Board of Directors
Veritrust Financial, L.L.C.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Veritrust Financial, L.L.C. as of December 31, 2001 and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritrust Financial, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Sprouse & Anderson, L.L.P.

SPROUSE & ANDERSON, L.L.P.
Austin, Texas

March 19, 2002

VERITRUST FINANCIAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (including restricted amount of $10,000)	$ 855,218
Prepaid expenses	37,864
Other current assets	18,077
Fixed assets, net of accumulated depreciation	683,402
Intangibles, net of accumulated amortization	386,835
TOTAL ASSETS	$1,981,396

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 109,272
Accrued expenses	15,448
Total Liabilities	124,720
MEMBERS' EQUITY	
Members' equity	3,131,337
Retained earnings (deficit)	(1,274,661)
Total Members' Equity	1,856,676
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,981,396

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	$ 92,890
Other income	
EXPENSES	
General and administrative	172,573
Salaries and related costs	460,307
Licenses and permits	68,292
Consulting	61,600
Marketing and advertising	101,636
Depreciation and amortization	70,144
Professional	318,995
Rent	77,167
Travel and entertainment	36,837
Total Expenses	1,367,551
NET LOSS	$1,274,661

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2001

	Members' Equity			
	Class A	Class B	Retained Earnings (Deficit)	Total
Balance at December 31, 2000	$300,000	$3,000,000	$(168,663)	$3,131,337
Shareholder contributions	-0-	-0-	-0-	-0-
Net loss	-0-	-0-	(1,274,661)	(1,274,661)
Balance at December 31, 2001	$300,000	$3,000,000	$(1,443,324)	$1,856,676

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$(1,274,661)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Amortization expense	13,530
Depreciation expense	56,614
Change in assets and liabilities:	
Decrease in prepaid expenses	16,136
Increase in other assets	(1,387)
Increase in accounts payable	81,276
Decrease in accrued expenses	(42,109)
NET CASH PROVIDED BY OPERATING ACTIVITIES	124,060
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,000,899)
NET CASH USED BY INVESTING ACTIVITIES	(1,000,899)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,151,500)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,006,718
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 855,218
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -0-
Cash paid for interest	$ 23

SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, ("NASD"). The Company's activities are regulated by the NASD and Securities Exchange Act of 1934. The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that all funds and securities belonging to the Company's customers would be held in a segregated account specifically for the benefit of customers. The Company is a Texas limited liability corporation.

FEDERAL INCOME TAX

The Company has filed an election that the Company be treated as an S corporation for Federal income tax purposes. As such, the Company is not, in general, subject to Federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their own income tax return.

REVENUE RECOGNITION

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

FIXED ASSETS

Depreciation is provided for financial purposes using the straight-line method over the estimated useful lives which are two to seven years.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

Cash deposits exceeded the securities investors protection corporation limit by approximately $829,643 at December 31, 2001.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

MEMBERS' EQUITY

The Company is authorized to issue two classes of membership interests. Class A Membership Interests are voting membership interests. Class B Membership Interests are nonvoting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests are convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance.

Ownership interests are as follows:

Class	Ownership Percentage
A	90%
B	10%

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for the period ended December 31, 2001 is $101,636.

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 2: FIXED ASSETS AND INTANGIBLES

The classes of fixed assets and the related accumulated depreciation and amortization are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
Fixed Assets:			
Website	$373,017	$ -0-	$373,017
Equipment	345,288	60,745	284,543
Furniture	3,000	36	2,964
Other	26,548	3,670	22,878
Total	$747,853	$64,451	$683,402
Intangibles:			
Software Development	$328,314	$18,252	$310,062
Other	76,773	-0-	76,773
Total	$405,087	$18,252	$386,835

Depreciation expense and amortization expense for the period ended December 31, 2001 was $70,144.

NOTE 3: LEASE

The Company leases office space under a noncancelable operating lease. Rental expense for the year ended December 31, 2001 amounted to $77,167. Future minimum lease payments in excess of one year at December 31, 2001, are as follows:

2002	$112,305
2003	114,261
2004	62,465

NOTE 4: COMMITMENTS

At December 31, 2001, the Company had commitments under signed agreements for services. Future minimum lease payments in excess of one year at December 31, 2001, are as follows:

2002	$126,500
2003	126,500
2004	500
2005 and Thereafter	500

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $786,439. The Company's ratio of aggregate indebtedness to net capital was .16 to 1 at December 31, 2001.

NOTE 6: SUBSEQUENT EVENT

On March 6, 2002 the NASD notified the Company that they had historically been in violation of the reserve calculations required under Rule 15c3-3. This violation was due to change in the Company's operations whereby the Company commenced the processing of payroll deductions for certain school districts nationwide. As of March 6, 2002 Veritrust made the appropriate reserve computations and made the deposit into its Reserve Bank Account for the Exclusive Benefit of Customers. The Company filed an amended focus Report, after it was determined that the violation had occurred, that reflected the customer deposits and reserve requirement, as discussed above, as a part of Veritrust's financial statements.

The audited financial statements contained herein properly exclude the customer deposits and related reserve requirement, as discussed above, as the Company did not control customer deposits at December 31, 2001.

SUPPLEMENTAL FINANCIAL INFORMATION AND SUPPORTING SCHEDULES

SPROUSE & ANDERSON, L.L.P.

ACCOUNTANTS & CONSULTANTS

VERITRUST FINANCIAL, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

To the Board of Directors

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2001, and have issued our report thereon dated March 19, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse & Anderson, L.L.P.

SPROUSE & ANDERSON, L.L.P.
Austin, Texas

March 19, 2002

VERITRUST FINANCIAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL	
Total shareholder's equity	$1,856,676
Deduct fixed asset charges	683,402
Deduct intangible charges	386,835
Total net capital	$ 786,439
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 109,272
Accrued expenses	15,448
Total aggregate indebtedness	$ 124,720
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6.66% of total aggregate indebtedness)	$ 8,306
Minimum dollar net capital requirement of broker-dealer	$ 250,000
Net capital requirement (greater of two above)	$ 250,000
Net capital in excess of required minimum	$ 536,439
Ratio: Aggregate indebtedness of net capital	.16 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Difference in net capital by SEC and company	
Net capital under company's computation	$787,195
Miscellaneous differences, audit adjustments	(756)
NET CAPITAL PER AUDITED REPORT	$786,439

VERITRUST FINANCIAL, L.L.C.

SCHEDULES II AND III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

The Company is in compliance with the conditions of exemption under the provisions of paragraph K(2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

REPORT ON INTERNAL CONTROL STRUCTURE

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Board of Directors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

In planning and performing our audit of the financial statements of Veritrust Financial, L.L.C. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3, and no facts came to our attention indicating that such provisions had not been complied with during the year ended December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

Sprouse + Anderson, L.L.P.

SPROUSE & ANDERSON, L.L.P.
Austin, Texas

March 19, 2002